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October 4, 2013

VIA EDGAR

Mr. Christian Windsor

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Financial Shares, Inc.

Registration Statement on Form S-1

Filed August 16, 2013

File No. 333-190679

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 000-51296

Dear Mr. Windsor:

On behalf of Community Financial Shares, Inc. (the “Company”) enclosed for filing is Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on August 16, 2013 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on September 12, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

The Company has also revised the Amended Registration Statement to increase the number of shares of Company common stock and that are being registered under the Amended Registration Statement. The increase in the number of registered securities reflects the issuance of additional shares of common stock and Series D convertible noncumulative perpetual preferred stock (the “Series D Preferred Stock”) to the selling security holders identified in the Amended Registration Statement in connection with the consummation of the Company’s previously announced supplemental private placement offering, which occurred on September 30, 2013.

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 4, 2013

Registration Statement on Form S-1

Summary, page 3

1.	Revise your summary to provide a specific section that discloses that you are subject to formal agreements with your regulators. In particular, please describe the materials terms of each agreement, as well as your performance relative to specific goals, including targeted capital ratios and asset quality measures, as of the end of the last fiscal year and a more recent stub period. This section should also discuss restrictions upon your securities, including dividend restrictions.

Response to Comment No. 1:

Please see the revised disclosure beginning on page 3 of the prospectus included as part of the Amended Registration Statement.

Overview, page 3

2.	Revise this section to provide potential investors with a better understanding of your company’s current financial position. In particular, please quantify your history of losses and decrease in book value over the past few years, including the credit quality issues you experienced with your real estate portfolio.

Response to Comment No. 2:

Please see the revised disclosure on page 5 of the prospectus included as part of the Amended Registration Statement.

Recent Developments, page 3

3.	Please revise this section to summarize the materials changes you have undertaken since entering into the Securities Purchase Agreement in November 2012 including, but not limited to, the following:

•

Summarize the materials terms of the Securities Purchase Agreement, including the right given to three purchasers (as long as each maintains at least a 2.5% ownership interest in the Company) to each appoint one individual to serve as one of your nine directors and your agreement to appoint one investor, Donald H. Wilson, as director and Chairman;

•

Summarize all of the offerings and sales of securities that you have made and are making in the past year including the August 2013 private placement and disclose the status of each and disclose the increase in the aggregate number of shares of common stock outstanding since you entered into the Securities Purchase Agreement;

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 4, 2013

•	Disclose the effective price per common share paid by investors pursuant to the Securities Purchase Agreement after taking into account the anti-dilution provisions;

•	Explain the actions pursuant to the Securities Purchase Agreement including amending your bylaws without shareholder approval; and

•

Disclose recent changes in your corporate governance including replacing the Chairman of the Board and five other members of the Board, replacing the President and Chief Executive Officer, amending your bylaws and changing your state of incorporation from Delaware to Maryland.

Response to Comment No. 3

Please see the revised disclosure beginning on page 5 of the prospectus included as part of the Amended Registration Statement.

Risk Factors, page 4

4.	As required by Item 503(c), please revise this section and your future filings to address the following risks relating to corporate governance matters:

•

The risks to investors from over sixty two percent of your voting rights being held by six funds that purchased control of the Company in the Securities Purchase Agreement and that therefore every action submitted for shareholder approval, including the approval of each director and executive officer, is determined by these six funds unless the vote requires more than a simple majority and that persons affiliated with or selected by these six funds serve as members of your board and your executive officers and that their interest may be different from other shareholders;

•

The risks to investors that the six funds may take action without seeking the views of other shareholders because the recently amended bylaws delete the provisions that had required that action by consent of shareholders had to be unanimous; and

•

The risks that the Board may take action inconsistent with the interests of shareholders that were not subject to the Securities Purchase Agreement because three of the directors are selected by three purchasers and the Chairman was appointed pursuant to the Agreement.

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 4, 2013

Response to Comment No. 4:

Please see the revised disclosure on page 8 of the prospectus included as part of the Amended Registration Statement. The Company will include a similar risk factor in its future filings.

Please be advised that, although the six Company stockholders identified in the section of the prospectus titled “Security Ownership of Certain Beneficial Owners and Management — Security Ownership of Certain Beneficial Owners” collectively beneficially own approximately 53% of the Company’s common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, these investors collectively own less than a majority of the Company’s outstanding voting securities. The shares of the Company’s Series C convertible noncumulative perpetual preferred stock (the “Series C Preferred Stock”) vote on a fully converted basis with the shares of the Company’s common stock, with each share of Series C Preferred Stock being entitled to 100 votes. In accordance with SEC Rule 13d-3, the ownership percentages listed in the beneficial ownership table included in the prospectus assume the conversion of only the shares of Series C Preferred Stock held by an individual investor. Because the shares of Series C Preferred Stock vote on a fully converted basis with the shares of the Company’s common stock, the six investors identified in the beneficial ownership table collectively maintain an approximate 41.1% voting interest in the Company, which would not permit these six investors alone to approve corporate actions requiring the approval of the holders of a majority of the Company’s outstanding voting securities by written consent in lieu of a stockholder meeting. Additionally, only two of these six investors appointed a representative to serve on the Company’s Board of Directors.

5.	As required by Item 503(c), revise this section and your future filings to address the following risks relating to your sale of preferred stock and offerings of common stock:

•	The risks to investors in common stock that they may not receive dividends because of the large amount of preferred stock outstanding and its preferential rank;

•	The risks that the stock price may drop because 24 million shares that are being offered in this and other offerings relative to the 1,245,267 shares previously in the public markets; and

•

The risks of dilution in terms of voting rights, earnings per share and book value per share from the conversion of preferred stock into common stock or the issuance of additional shares of common stock given your authorization to issue 75 million shares and only 6.2 million are outstanding.

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 4, 2013

Response to Comment No. 5:

Please see the revised disclosure on page 9 of the prospectus included as part of the Amended Registration Statement. The Company will include similar risk factors in its future filings. The conversion of shares of preferred stock into common stock will not result in future dilution to earnings per share or book value because the Company currently includes all outstanding shares of preferred stock, on a fully converted basis, when calculating these financial measures.

6.	Provide an updated risk factor that addresses the fact that you continue to have capital ratios that have failed to meet the minimum capital ratios set by the FDIC and Illinois Department of Financial and Professional Regulation in the Consent Orders. Please highlight that your capital ratios have declined further over the first two quarters of 2013. The risk factor should address the impact of possible regulatory action as well as the impact of any actions that your management, or the board, is planning to take to address the capital standards.

Response to Comment No. 6:

Please see the revised disclosure beginning on page 9 of the prospectus included as part of the Amended Registration Statement. The Company will include a similar risk factors in its future filings.

Description of Capital Stock, page 9

7.	Revise your description of Series C Preferred Stock and description of Series D Preferred Stock to clarify the basis for adjustment in the voting rights and the number of shares including whether there are adjustments if you issue additional shares. Also, provide the disclosure required by Item 202(a)(3) regarding repurchase or redemption.

Response to Comment No. 7:

Please see the revised disclosure on page 15 of the prospectus included as part of the Amended Registration Statement. The Company has not provided the disclosure required by Item 202(a)(3) of Regulation S-K because no shares of preferred stock are being registered under the Amended Registration Statement.

Selling Security Holders, page 12

8.	Please tell us if any of the selling security holders identified in this section, or any participants in the original Securities Purchase Agreement, are participating in the private placement disclosed in your August 28, 2013 Form 8-K.

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 4, 2013

Response to Comment No. 8:

On September 30, 2013, the Company consummated the supplemental private placement offering disclosed in the Company’s Current Report on Form 8-K filed on August 28, 2013. Eight investors that participated in the Company’s December 2012 private placement offering purchased an aggregate of 779,775 shares of Company common stock at a price of $1.00 per share in the September 2013 private placement offering. Additionally, in connection with the September 2013 private placement offering, the selling security holders identified in the Amended Registration Statement purchased an aggregate of 631,000 shares of common stock at a purchase price of $1.00 per share and 7,334 shares of Series D Preferred Stock at a purchase price of $100.00 per share in accordance with the exercise of their anti-dilution rights under the Securities Purchase Agreement.

Legal Opinion

9.	Revise the opinion to address the fact that the preferred stock must be converted into common stock prior to any resale of the common stock under this registration statement.

Response to Comment No. 9:

Please see the revised legal opinion included as Exhibit 5.1 to the Amended Registration Statement.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Competition, page 8

10.	Please revise your future filings to clarify your relative competitive position within the DuPage County banking market. We note that you appear to have less than a 1% share of the deposits in your home market.

Response to Comment No. 10:

The Company undertakes to revise its future filings to provide greater detail regarding its competitive position within the DuPage County banking market.

Management’s Discussion and Analysis, page 32

11.

Community Financial Shares continues to have Tier 1 capital that is less than the 8% minimum set forth in your agreements with the FDIC and Illinois Department of Financial and Professional Regulation. In fact, all of your ratios have continued to decline in the first two quarters of 2013. Revise your disclosure in any document that contains a management’s discussion and analysis section, beginning with any

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 4, 2013

amendment to this registration statement, to include management’s discussion of its plans to address your capital shortfall. Revise your risk factors section to discuss the potential risks to investors if your capital plans are not successful.

Response to Comment No. 11:

Please see the revised disclosure on pages 3 through 5 and 9 through 10 of the prospectus included as part of the Amended Registration Statement. The Company will include the requested disclosure in all future filings that contain a management’s discussion and analysis section.

Consolidated Statement of Operations, page 45

12.	You classified write-downs on foreclosed assets within noninterest income. Please tell us your basis for classifying these expenses with other sources of revenue and why these expenses were not classified within noninterest expense.

Response to Comment No. 12:

The Company has included write-downs on other real estate owned as noninterest income on its income statement to be consistent with the reporting requirements of the FDIC’s Call Report. Other expenses (aside from write-downs) related to other real estate owned have been included as noninterest expense on the income statement. The Company does not disclose any ratios that would be impacted by the current income statement presentation.

Form 8-K dated August 15, 2013

13.	We note that you filed a Form 8-K disclosing that you have replaced Mr. Hamer as Chief Executive Officer and President with Mr. Wilson. Please amend as follows:

•	Disclose the fact that Mr. Hamer retired, resigned or was terminated from that position; and

•	Provide the disclosure required by Item 5.02(c) with regard to Mr. Wilson.

We note that in the Form S-1 Mr. Hamer is listed as a director but did not sign the Form S-1. Please confirm that he still serves as a director or amend the Form 8-K with the appropriate disclosure required by Item 5.02 of Form 8-K.

Response to Comment No. 13:

The Company will file an amended Form 8-K to specifically disclose that Mr. Hamer was terminated as President and Chief Executive Officer of the Company effective as of August 15, 2013. Mr. Hamer remains a director of the Company but did not sign the Registration Statement prior to its filing on August 16, 2013. The Company believes that the Form 8-K filed on August 15,

Mr. Christian Windsor

U.S. Securities and Exchange Commission

October 4, 2013

2013 includes all information regarding Donald H. Wilson that is required by Item 5.02(c) of Form 8-K. Mr. Hamer remains a director of the Company but did not sign the Registration Statement prior to its filing on August 16, 2013.

*    *    *

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5852.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer Edward G. Olifer

Enclosures

cc:	Donald H. Wilson, Community Financial Shares, Inc.

Aaron M. Kaslow, Kilpatrick Townsend & Stockton LLP